82-2372

ERG
GROUP

02 DEC -3 AM 8:52

Your ref
Our ref CMP-0014-01

14 November 2002

02060185

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

ERG Australia

Dear Sirs

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Media Release headed "ERG Announces Sale of ECard Shareholding".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

dlo 12/4

The contents of this fax are confidential and may only be used or disclosed by the addressee.

FAXED 14 NOV 2002

ERG GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	14 November 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1111	**PAGES**	3
RE	**Announcement**				

Dear Sirs

I enclose the following:

- Media Release headed "ERG Announces Sale of ECard Shareholding".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

FACSIMILE

ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP

DATE	14 November 2002
CONTACT	Shaun Duffy – General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 8 9273 1208
EMAIL	sduffy@erggroup.com

ERG

GROUP

MEDIA RELEASE

ERG Announces Sale of ECard Shareholding

The ERG Group today announced the sale of its 39% shareholding in ECard Pty Ltd (ECard). The shares will be bought back by ECard under a selective buy-back agreement for $5 million payable immediately. The buy-back will leave existing shareholders, Telstra and ANZ holding 100% of ECard.

ERG considers the likely timeframes for returns from its ECard shareholding to be longer than that expected by its own shareholders. Accordingly, the investment has been realised with the funds to be redirected into the core business. The investment in ECard had previously been written down to zero in ERG's balance sheet, giving rise to a profit on this transaction.

Under the agreement, ERG and ECard will maintain a strong relationship in supplying each other with, and working together on, multi-application smart card systems that have strong commercial drivers and rewards for both parties. ECard has retained its licence rights to the Proton technology owned by ERG.

Mr Rob Noble, ERG's Managing Director Asia Pacific, said, "While we have sold our shareholding in ECard, we will continue to work closely with them on commercial opportunities. From a strategic and operational standpoint, we expect to maintain and enhance our relationship with ECard and its shareholders Telstra and ANZ Bank.

"In addition, the transaction is clear evidence that despite our accounting treatment of this type of investment, it represents tangible value for the ERG Group."

Formed in June 2000, ECard provides smart card multi-application and management services in addition to infrastructure and support of multi-application card issuers. ECard is currently providing services to customers such as ANZ Bank, TAFE NSW, La Trobe University and Smart Visit Solutions.

-END-

14 November 2002

ERG Announces Sale of ECard Shareholding

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group includes Belgian-based Proton World, specialising in high security, payment and identity smart card systems. ERG has 16 offices across 12 countries and employs approximately 880 people. ERG's customer list includes automated fare collection projects in more than 200 cities and in excess of 500 banks through Proton's licence agreements. Throughout the world, the ERG Group has more than 50 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

ECard

Formed in June 2000, ECard is a smart card software consortium owned by Telstra (41%), ANZ (20%) and ERG (39%). ECard provides services by managing smart card transactions, card management systems and providing infrastructure to support issuers of smart cards.